UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 4Q07 PASSENGER TRAFFIC UP 14.52% YOY

México D.F., February 20, 2007 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and twelve-month periods ended December 31, 2007.

4Q07 Highlights1:

•	EBITDA[2] increased by 10.15% to Ps.377.8 million.

•	Total passenger traffic up 14.52%.

•	Total revenues rose by 13.58%, mainly due to increases of 22.63% in non-aeronautical revenues and 9.15% in aeronautical revenues.

•	Commercial revenues per passenger rose by 3.50% to Ps.49.73 per passenger.

•	Operating profit increased by 10.33%.

•	EBITDA margin was 57.08% compared with 58.86% in 4Q06.

1.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards, expressed in constant Mexican pesos as of December 31, 2007, and represent comparisons between the three-month periods ended December 31, 2007, and the equivalent three-month period ended December 31, 2006. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.9157.

2.	EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost, and depreciation and amortization.

Passenger Traffic

For the fourth quarter of 2007, total passenger traffic increased year-over-year by 14.52%. Domestic passenger traffic increased by 26.65% and international passenger traffic rose by 4.67%.

The 4.67% rise in international passenger traffic resulted mainly from increases of 4.73% and 9.54% at the Cancun and Cozumel airports, respectively.

The 26.65% rise in domestic passenger traffic resulted mainly from increases of 21.69%, 41.13%, 28.89%, 22.91%, 54.07% and 39.74% at the Cancun, Merida, Veracruz, Villahermosa, Oaxaca and Cozumel airports, respectively.

The increase in domestic traffic was principally due to strong demand for air travel in Mexico and to the opening of new airline services at several of ASUR’s airports.

For FY07, total passenger traffic rose by 17.84% compared to FY06, with international passenger traffic up 13.04% and domestic passenger traffic up 24.52%.

Table I: Domestic Passengers (in thousands)

Airport	4Q06	4Q07	% Change	FY06	FY07	% Change
Cancún	641.9	781.1	21.69	2,421.1	3,101.0	28.08
Cozumel	15.6	21.8	39.74	62.0	73.0	17.74
Huatulco	63.0	69.4	10.16	301.8	297.2	(1.52)
Mérida	237.3	334.9	41.13	869.7	1,135.4	30.55
Minatitlán	42.4	48.2	13.68	168.1	184.4	9.70
Oaxaca	88.4	136.2	54.07	429.1	470.9	9.74
Tapachula	50.7	53.8	6.11	183.5	206.8	12.70
Veracruz	187.6	241.8	28.89	652.2	907.2	39.07
Villahermosa	178.1	218.9	22.91	679.2	805.0	18.52
TOTAL	1,505.0	1,906.1	26.65	5,766.7	7,180.7	24.52
Note: Passenger figures exclude transit and general aviation passengers.

ASUR 4Q07, Page 2 of 16

Table II: International Passengers (in thousands)

Airport	4Q06	4Q07	% Change	FY06	FY07	% Change
Cancún	1,704.0	1,784.6	4.73	7,307.1	8,239.0	12.75
Cozumel	65.0	71.2	9.54	308.7	438.0	41.89
Huatulco	14.4	16.0	11.11	73.5	78.7	7.07
Mérida	33.0	28.6	(13.33)	137.5	132.2	(3.85)
Minatitlán	0.9	1.1	22.22	3.8	4.5	18.42
Oaxaca	8.7	11.0	26.44	66.5	43.2	(35.04)
Tapachula	1.1	0.7	(36.36)	4.5	4.1	(8.89)
Veracruz	15.7	17.2	9.55	65.7	69.6	5.94
Villahermosa	11.8	10.9	(7.63)	45.9	48.8	6.32
TOTAL	1,854.6	1,941.3	4.67	8,013.2	9,058.1	13.04
Note: Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	4Q06	4Q07	% Change	FY06	FY07	% Change
Cancún	2,345.9	2,565.7	9.37	9,728.2	11,340.0	16.57
Cozumel	80.6	93.0	15.38	370.7	511.0	37.85
Huatulco	77.4	85.4	10.34	375.3	375.9	0.16
Mérida	270.3	363.5	34.48	1,007.2	1,267.6	25.85
Minatitlán	43.3	49.3	13.86	171.9	188.9	9.89
Oaxaca	97.1	147.2	51.60	495.6	514.1	3.73
Tapachula	51.8	54.5	5.21	188.0	210.9	12.18
Veracruz	203.3	259.0	27.40	717.9	976.6	36.04
Villahermosa	189.9	229.8	21.01	725.1	853.8	17.75
TOTAL	3,359.6	3,847.4	14.52	13,779.9	16,238.8	17.84
Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q07

Total revenues for 4Q07 increased year-over-year by 13.58% to Ps.661.9 million. This was mainly due to increases of:

•	9.15% in revenues from aeronautical services, principally as a result of the 14.52% rise in passenger traffic; and

•	22.63% in revenues from non-aeronautical services, principally as a result of the 18.66% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

ASUR 4Q07, Page 3 of 16

Commercial revenues rose by 18.66% year-over-year during the quarter, principally as a result of revenue increases in the following areas:

•	6.73% from duty-free stores;
•	5.69% from food and beverage;
•	30.40% from retail operations;
•	25.62% from parking lots;
•	71.22% from advertising;
•	33.36% from banking and currency exchange services;
•	35.39% from ground transportation;
•	0.28% from car rental companies;
•	4.39% from teleservices; and
•	48.81% from other revenues.

The growth in each of these areas resulted generally from the rise in passenger traffic and in particular from the opening on May 18, 2007 of Cancun Airport’s new Terminal 3, including the following commercial establishments:

Food and Beverage

Business Name	Type	Opening Date
Air Margarita Ville	Restaurant	May 2007
Bubba Gump	Restaurant	May 2007
Berry Hill	Restaurant	May 2007
Guacamole Grill	Fast Food	May 2007
Grab & Go	Fast Food	May 2007
Pekín Xpress	Fast Food	May 2007
Johnny Rockets	Fast Food	May 2007
Domino’s Pizza	Fast Food	May 2007
Häagen Dazs (2)	Ice Cream Parlor	May 2007
Starbucks Coffee (2)	Coffee Shop	May 2007

ASUR 4Q07, Page 4 of 16

Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancun
Aldeasa	Duty Free shop	May 2007
Cinco Soles	Mexican handicraft store	May 2007
Farmacia Payless	Drugstore	May 2007
Sunglass Island	Gift shop	May 2007
Roger Boots	Gift shop	May 2007
Pineda Covalin	Gift shop	May 2007
Harley Davidson	Gift shop	May 2007
Air Shop 5	Convenience store	May 2007
American Express	Exchange booth	May 2007
Cloe	Gift shop	September 2007
XpresSpa	Spa	July 2007
Merida
Cloe	Gift shop	August 2007
Veracruz
GoGo	Jewelry	August 2007
Villahermosa
GoGo	Jewelry	July 2007

Retail revenues continued to benefit from higher concession fees from local crafts and specialty shops. The increase in parking lot revenues was partially due to annual rate increases at several airports. Revenues from banking and currency exchange services rose as a result of the opening of new Banco Santander branches at the Cancun, Merida and Veracruz airports.

Total operating costs and expenses for 4Q07 increased 15.46% year over year, primarily as a result of:

•	a 9.85% increase in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets;

•	a 10.86% increase in the cost of technical assistance, reflecting the increase in EBITDA for the quarter (a factor for the calculation of the fee);

•	a 13.62% increase in concession fees, mainly due to higher revenues; and

ASUR 4Q07, Page 5 of 16

•	a 23.85% increase in cost of services, primarily reflecting higher energy, maintenance and cleaning costs resulting from the operation of Terminal 3 at Cancun Airport.

These increases were partially offset by a 3.44% decline in administrative expenses.

Operating margin for the quarter declined marginally to 35.61% from 36.66% in 4Q06. This was mainly the result of higher operating costs relating to Terminal 3 at Cancun Airport.

Mexican companies were generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of the company’s assets including, in ASUR’s case, its concessions, without deducting the average tax value of certain liabilities). ASUR made asset tax payments of Ps.22.8 million for 4Q07. Of these payments, Ps.14.3 million was recorded as an expense, including Ps.12.5 million that resulted from the new tax regulations that became effective on January 1, 2008. The difference was recorded as an asset, since ASUR expects to recover Ps.21.0 million as a credit against future tax payments.

As a result of the changes in Mexican tax law that took effect January 1st, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, pursuant to Mexican Financial Reporting Standars the Company had to evaluate and review its deferred assets and liabilities position, because of these, the company created a deferred IETU provision of Ps.706.6 million, eliminated the existing deferred income tax provision of Ps.150.0 million and recognized an IETU tax credit of Ps.217.4 million. The cumulative effect of these changes resulted in a charge to income in the period of Ps.489.1 million.

For 4Q07 the company reported a net loss of Ps.(190.84) million, compared with a Ps.136.05 million gain in 4Q06. Earnings per common share for the quarter were Ps.(0.6361), or earnings per ADS (EPADS) of US$(0.5828) (one ADS represents ten series B common shares). This compares with Ps.0.4535, or EPADS of US$0.4155, for the same period last year.

ASUR 4Q07, Page 6 of 16

Table IV: Summary of Consolidated Results for 4Q07

Concepto	4Q06	4Q07	% Change
Total Revenues	582,822	661,963	13.58
Aeronautical Services	391,508	427,349	9.15
Non-Aeronautical Services	191,314	234,614	22.63
Commercial Revenues	164,797	195,551	18.66
Operating Profit	213,660	235,726	10.33
Operating Margin %	36.66%	35.61%	(2.86)
EBITDA	343,064	377,881	10.15
EBITDA Margin %	58.86%	57.08%	3.02%
Net Income	136,048	(190,842)	(240.28)
Earnings per Share	0.4535	(0.6361)	(240.28)
Earnings per ADS in US$	0.4155	(0.5828)	(240.28)

Note: Figures are in thousands of constant Mexican pesos as of December 31, 2007. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.9157.

Table V: Commercial Revenues per Passenger for 4Q07

	4Q06	4Q07	% Change
Total Passengers (‘000)	3,430	3,932	14.64
Total Commercial Revenues	164,797	195,551	18.66
Commercial revenues from direct operations (1)	21,052	31,617	50.19
Commercial revenues excluding direct operations	143,745	163,934	14.05

Total Commercial Revenue per Passenger	48.05	49.73	3.50
Commercial revenue from direct operations per passenger (1)	6.14	8.04	30.94
Commercial revenue per passenger (excluding direct operations)	41.91	41.69	(0.52)

Note:

For purposes of this table, approximately 70,300 and 84,000 transit and general aviation passengers are included for 4Q06 and 4Q07, respectively. Revenue figures are in thousands of constant Mexican pesos as of December 31, 2007.

(1)

Revenues from direct commercial operations represent solely the operation of ten convenience stores, which started operations in May 2007, as well as the direct commercialization of advertising space, which started in August 2006.

ASUR 4Q07, Page 7 of 16

Table VI:         Operating Costs and Expenses for 4Q07

		4Q06	4Q07	% Change
	Cost of Services	164,440	203,662	23.85
	Administrative	27,139	26,206	(3.44)
	Technical Assistance	19,035	21,102	10.86
	Concession Fees	29,144	33,112	13.62
	Depreciation and Amortization	129,404	142,155	9.85
	TOTAL	369,162	426,237	15.46
.	Note: Figures are in thousands of constant Mexican pesos as of December 31, 2007

Consolidated Results for Fiscal Year 2007

Total revenues for fiscal year 2007 increased year-over-year by 19.92% to Ps.2,785.9 million. This was mainly due to increases of:

•	14.77% in revenues from aeronautical services as a result of the 17.84% rise in passenger traffic during the period; and

•	32.48% in revenues from non-aeronautical services, principally as a result of the 32.61% rise in commercial revenues detailed below.

Commercial revenues for the twelve-month period rose by 32.61% year-over-year, principally as a result of revenue increases from the following areas:

•	20.71% from duty-free revenues;
•	39.33% from food and beverage;
•	34.89% from retail revenues;
•	21.54% from parking lot revenues;
•	66.39% from advertising revenues;
•	33.01% from ground transportation services;
•	25.25% from car rental companies;
•	9.15% from banking and currency exchange services;
•	2.81% from teleservices; and
•	76.60% from other income.

The growth in commercial revenue resulted generally from the rise in passenger traffic and in particular from the opening on May 18, 2007 of Cancun Airport’s new Terminal 3 (including the new commercial establishments described above) as well as the other factors described above under “Consolidated Results for 4Q07.” Revenues for FY07 also reflect the

ASUR 4Q07, Page 8 of 16

final payment received for the lease of the Airshop restaurant at Terminal 2 of Cancun Airport that until July 2006 had been operated directly by ASUR.

Total operating costs and expenses for fiscal year 2007 increased by 10.77%, mainly due to the following:

•

an 11.78% increase in cost of services, due mainly to increased personnel costs relating to the implementation of internal accounting controls pursuant to the Sarbanes-Oxley Act of 2002, as well as higher energy costs, security costs, insurance premiums and maintenance expenses resulting from the opening of Terminal 3;

•	a 6.86% increase in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets;

•	a 20.07% increase in concession fees, mainly due to higher revenues;

•	a 24.74% rise in technical assistance costs reflecting the corresponding increase in EBITDA during the period; and

•

a 2.83% increase in administrative expenses, principally due to marketing costs for participating in tourism fairs aimed at attracting new airline service to ASUR’s airports, as well as other projects under development.

Operating margin increased to 41.86% for FY07, up from 37.06% for FY06. This was mainly the result of the 19.92% increase in revenues, which more than offset the 10.77% increase in costs and expenses during the period.

Net income for fiscal year 2007 decreased by 4.67% to Ps.522.36 million. Earnings per common share for the period were Ps.1.7412, or earnings per ADS (EPADS) of US$1.5951 (one ADS represents ten series B common shares). This compares with Ps.1.8266, or EPADS of US$1.6733, for the same period last year.

ASUR 4Q07, Page 9 of 16

Table VII: Summary of Consolidated Results for the Twelve-Month Period

	FY06	FY07	% Change
Total Revenues	2,323,124	2,785,891	19.92
Aeronautical Services	1,647,594	1,890,950	14.77
Non-Aeronautical Services	675,530	894,941	32.48
Commercial Revenues	561,363	744,426	32.61
Operating Profit	860,855	1,166,170	35.47
Operating Margin %	37.06%	41.86%	12.95%
EBITDA	1,366,979	1,706,991	24.87
EBITDA Margin %	58.84%	61.27%	4.13%
Net Income	547,967	522,361	(4.67)
Earnings per Share	1.8266	1.7412	(4.67)
Earnings per ADS in US$	1.6733	1.5951	(4.67)

Note:   Figures are in thousands of constant Mexican pesos as of December 31, 2007. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.9157.

Table VIII: Commercial Revenues for the Twelve-Month Period

	FY06	FY07	% Change
Total Passengers (‘000)	14,061	16,570	17.84
Total Commercial Revenues	561,363	744,426	32.61
Commercial revenues from direct operations (1)	103,086	119,751	16.17
Commercial revenues excluding direct operations	458,277	624,675	36.31

Total Commercial Revenue per Passenger
Commercial revenue from direct operations per passenger(1)	39.92	44.93	12.55
Commercial revenue per passenger (excluding direct operations)	7.33	7.23	(1.36)
Total Commercial Revenue per Passenger	32.59	37.70	15.68

Note:	For purposes of this table, about 280,800 and 330,800 transit and general aviation passengers are included for FY06 and FY07, respectively. Revenue figures are in thousands of constant Mexican pesos as of December 31, 2007.

(1)

On July 1, 2006, ASUR ceased the direct commercial operation of the restaurant and snack bar at Cancun Airport, and these facilities are now leased to Hoteleria e Inmobiliaria S.A de C.V. Since July 1, 2006, revenues from direct commercial operations represent solely the operation of ten convenience stores, which started operations in May 2007, as well as the direct commercialization of advertising space, which started in August 2006.

ASUR 4Q07, Page 10 of 16

Table IX:        Operating Costs and Expenses for the Twelve-Month Period

	FY06	FY07	% Change
Cost of Services	665,275	743,642	11.78
Administrative	101,156	104,019	2.83
Technical Assistance	73,707	91,945	24.74
Concession Fees	116,007	139,294	20.07
Depreciation and Amortization	506,124	540,821	6.86
TOTAL	1,462,269	1,619,721	10.77
Note: Figures are in thousands of constant Mexican pesos as of December 31, 2007.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY07 were Ps.1,913.40 million, resulting in an annual average tariff per workload unit of Ps.114.4. ASUR’s regulated revenues accounted for approximately 68.68% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On December 31, 2007, Airport Facility Usage Rights and Airport Concessions represented 80.09% of the Company’s total assets, with current assets representing 14.76% and other assets representing 5.15%.

On December 31, 2007, cash and marketable securities were Ps.1,925.70 million. On the same date, shareholder’s equity was Ps.14,505.53 million and total liabilities were Ps.2,170.55 million, representing 93.28% and 6.72% of total assets, respectively. Total deferred liabilities represented 85.00% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.206.38 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During fiscal year 2007 ASUR made capital investments of Ps.665.16 million.

ASUR 4Q07, Page 11 of 16

4Q07 Earnings Conference Call

Day:	Thursday, February 21, 2008

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	(866) 362-5158 (US & Canada) and (617) 597-5397(International & Mexico)

Access Code:	23942855

Replay:

Starting Thursday, February 21, 2008 at 12:00 PM US EDT, ending at midnight US EDT on Thursday, February 28, 2008. Dial-in number: (888)286-8010 (US & Canada); (617) 801-6888 (International & Mexico). Access Code: 92836116.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q07, Page 12 of 16

ASUR
AEROPUERTOS DEL SURESTE

Operating Results per Airport

Thousands of Mexican pesos in purchasing power as of December 31 st, 2007

Item	4Q 2006	4Q 2007	% change	Twelve Months 2006	Twelve Months 2007	% change
Cancun						
Aeronautical Revenues	284,420	297,382	4.56	1,210,011	1,370,359	13.25
Non-Aeronautical Revenues	157,409	189,601	20.45	547,117	722,543	32.06
Operating Profit	211,082	180,130	(14.66)	840,902	668,491	(20.50)
EBITDA	293,426	273,029	(6.95)	1,164,575	1,015,461	(12.80)
Cozumel						
Aeronautical Revenues	9,930	10,793	8.69	47,245	64,451	36.42
Non-Aeronautical Revenues	5,245	4,795	(8.58)	16,146	21,830	35.20
Operating Profit	(2,534)	(4,183)	(65.07)	(6,151)	50,923	927.88
EBITDA	3,924	3,937	0.33	18,848	82,885	339.75
Merida						
Aeronautical Revenues	26,341	34,891	32.46	101,813	124,456	22.24
Non-Aeronautical Revenues	10,096	12,802	26.80	39,911	47,644	19.38
Operating Profit	4,124	11,728	184.38	14,740	22,795	54.65
EBITDA	14,199	22,346	57.38	53,766	63,795	18.65
Villahermosa						
Aeronautical Revenues	20,395	24,020	17.77	77,601	91,019	17.29
Non-Aeronautical Revenues	6,167	7,078	14.77	23,053	27,537	19.45
Operating Profit	4,316	7,803	80.79	17,046	42,657	150.25
EBITDA	11,985	15,084	25.86	46,107	71,937	56.02
Others						
Aeronautical Revenues	50,422	60,263	19.52	210,924	240,665	14.10
Non-Aeronautical Revenues	12,397	20,338	64.06	49,303	75,387	52.91
Operating Profit	(3,328)	40,248	1,309.38	(5,682)	381,304	6,810.74
EBITDA	19,530	63,485	225.06	83,683	472,913	465.12
Grupo						
Aeronautical Revenues	391,508	427,349	9.15	1,647,594	1,890,950	14.77
Non-Aeronautical Revenues	191,314	234,614	22.63	675,530	894,941	32.48
Operating Profit	213,660	235,726	10.33	860,855	1,166,170	35.47
EBITDA	343,064	377,881	10.15	1,366,979	1,706,991	24.87

Note: Figures in thousands of pesos as of December 31, 2007. During the third quarter ASUR signed an intercompany agreement that recognized the obligation to operate the nine concessions jointly.

ASUR 4Q07, Page 13 of 16

ASUR 4Q07, Page 14 of 16

Consolidated Statement of Income from January 1 st, to December 31, 2007 and 2006

Thousands of Mexican pesos in purchasing power as of December 31, 2007

Item	Accumulative 2006	Accumulative 2007	Variation %	Quarter 2006	Quarter 2007	Variation %
Revenues						
Aeronautical Services	1,647,594	1,890,950	14.77	391,508	427,349	9.15
Non-Aeronautical Services	675,530	894,941	32.48	191,314	234,614	22.63
Total Revenues	**2,323,124**	**2,785,891**	**19.92**	**582,822**	**661,963**	**13.58**
Operating Expenses						
Cost of services	665,275	743,642	11.78	164,440	203,662	23.85
General and administrative expenses	101,156	104,019	2.83	27,139	26,206	(3.44)
Technical Assistance	73,707	91,945	24.74	19,035	21,102	10.86
Concession fee	116,007	139,294	20.07	29,144	33,112	13.62
Depreciation and Amortization	506,124	540,821	6.86	129,404	142,155	9.85
Total Operating Expenses	**1,462,269**	**1,619,721**	**10.77**	**369,162**	**426,237**	**15.46**
Operating Income	**860,855**	**1,166,170**	**35.47**	**213,660**	**235,726**	**10.33**
Comprehensive Financing cost	15,786	15,144	(4.07)	(10,115)	(9,837)	(2.75)
Non Ordinary Item						
Non Ordinary Item	16,242	2,385	(85.32)	1,760	2,308	31.14
Income Before Income Taxes	**860,399**	**1,178,929**	**37.02**	**201,785**	**223,581**	**10.80**
Provision for Income Taxes	44,935	86,537	92.58	4,241	75,294	1,675.38
Deferred income taxes	267,497	80,890	(69.76)	61,496	(150,013)	(343.94)
Deferred Fixed Rate Company Tax	-	489,141	-	-	489,142	-
Net Income for the Year	**547,967**	**522,361**	**(4.67)**	**136,048**	**(190,842)**	**(240.28)**
Earning per share	**1.8266**	**1.7412**	**(4.67)**	**0.4535**	**(0.6361)**	**(240.28)**
Earning per ads usd	**1.6733**	**1.5951**	**(4.67)**	**0.4155**	**(0.5828)**	**(240.28)**
Exchange rate per dollar 10.9157

ASUR 4Q07, Page 15 of 16

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Changes in Financial Position from January 1, to December 31, 2007 and 2006

Thousands of Mexican pesos in purchasing power as of December 31, 2007

Item	Accumulative 2006	Accumulative 2007	Variation %	Quarter 2006	Quarter 2007	Variation %
Net Income for the Year	**547,967**	**522,361**	**(4.67)**	**136,048**	**(190,842)**	**(240.28)**
Depreciation and Amortization	506,124	540,821	6.86	129,404	142,155	9.85
Deffered Fixed Rate Company Tax	-	489,141	-	-	489,142	-
Resources provided by operations	**1,054,091**	**1,552,323**	**47.27**	**265,452**	**440,455**	**65.93**
Changes in operating assets and liabilities:						
Decrease (increase) in:						
Trade receivables	(68,613)	(35,019)	48.96	(20,784)	(41,563)	99.98
Recoverable taxes and other current assets	32,784	(149,451)	(555.87)	(34,005)	(160,615)	372.33
Other deferred assets	(26,150)	(9,429)	63.94	11,381	15,317	34.58
Increase (decrease) in:						
Trade accounts payable	(17,221)	10,594	161.52	1,307	891	31.83
Accrued expenses and others payables	(199,344)	(37,808)	81.03	1,837	72,148	3,827.49
Long term liabilities	205,573	202,545	(1.47)	56,146	12,444	(77.84)
Resources provided by (used for) working capital	**(72,971)**	**(18,568)**	**(74.55)**	**15,882**	**(101,378)**	**(738.32)**
Resources provided by (used for) operating activities	**981,120**	**1,533,755**	**56.33**	**281,334**	**339,077**	**20.52**
Resources provided by (used for) financing activities:	**(218,582)**	**(231,249)**	**5.80**	-	-	-
Notes payable	-	-	-	-		-
Others	(218,582)	(231,249)	5.80	-		-
Resources provided by (used for) investing activities:	**(1,129,913)**	**(665,162)**	**(41.13)**	**(386,956)**	**(206,385)**	**(46.66)**
Investments in machinery, furniture and equipment, net	(705,950)	(1,236,451)	75.15	(561,970)	(210,933)	(62.47)
Investments in rights to use airport facilities	(50,909)	65	100.13	-	-	-
Investments in constructions in process	(515,510)	529,491	202.71	115,922	(28,991)	125.01
Investments in others	142,456	41,733	(70.70)	59,092	33,539	(43.24)
Increase (Decrease) in cash and cash equivalents	**(367,375)**	**637,344**	**(273.49)**	**(105,622)**	**132,692**	**(225.63)**
Cash and cash equivalents at beginning of the financial period	1,655,728	1,288,353	(22.19)	1,393,975	1,793,005	28.63
Cash and cash equivalents at the end of the financial period	**1,288,353**	**1,925,697**	**49.47**	**1,288,353**	**1,925,697**	**49.47**

ASUR 4Q07, Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 20, 2008